UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 4, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                   Form 40-F  o

This Form 6-K consists of the media release and other material relating to UBS’s public tender offer for certain outstanding bonds, which appear immediately following this page.

UBS

Investor relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 8500

4 December 2015

News Release

UBS to buy back certain outstanding bonds in public tender offer

UBS offers to buy back certain outstanding bonds with an aggregate principal amount equivalent to approximately CHF 16 billion.

Zurich/Basel, 4 December 2015 – UBS announces today that UBS AG is making cash tender offers to purchase 17 issues of its senior and subordinated debt and covered bonds having an aggregate principal amount equivalent to approximately CHF 16 billion. The offers are subject to customary conditions and restrictions and are subject to increase or decrease as set out in the tender offer memorandum. The tender offer period will end on 15 December 2015, unless extended, re-opened or earlier terminated as provided in the tender offer memorandum. The specific series of securities covered by each offer will be specified in the formal announcement of each offer to be published today.

This transaction is consistent with our proactive approach to optimizing the Group's interest expense, while maintaining our strong liquidity, funding and capital position. We expect to record an expense in the fourth quarter of 2015 related to this transaction, which will be recognized as negative other income in Group Asset and Liability Management and will be treated as an adjusting item in determining  the Group's "adjusted operating profit/ (loss) before tax". The repurchase of the bonds is expected to have an immaterial effect on our CET1 ratio. Subordinated bonds subject to the offers are currently eligible as Tier 2 capital with a remaining capital content under the BIS Basel III phase-in rules, but will not be eligible for Tier 2 capital treatment on a fully-applied basis beginning in 2019.

UBS AG

Investor contact

Switzerland:      +41-44-234 41 00

Media contact

Switzerland:      +41-44-234 85 00

UK:      +44-207-567 47 14

Americas:          +1-212-882 58 57

APAC:  +852-297-1 82 00

www.ubs.com

This announcement does not constitute an offer or an invitation to participate in the tender offers described.  The tender offers will be made by means of a tender offer memorandum.  Each offer is made only to holders in the relevant jurisdictions specified in that offer and is not being made in or from  any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws.

Cautionary Statement Regarding Forward-Looking Statements

This release contains statements that constitute "forward-looking statements". While these statements represent UBS's expectation concerning future developments, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In addition, these results could depend on other factors that we have previously indicated could affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW)

DECEMBER 4, 2015

UBS AG LAUNCHES CASH TENDER OFFERS FOR CERTAIN U.S. DOLLAR SECURITIES

UBS AG (the “Offeror”) has today commenced cash tender offers, upon the terms and subject to the conditions set forth in a tender offer memorandum dated December 4, 2015 (the “Tender Offer Memorandum”) and the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), for any and all of the  notes listed in the table below (the “Securities”)  (collectively, the “Offers”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers.

Title of Security	CUSIP	ISIN	Principal Amount Outstanding	Fixed Spread	Reference Treasury Security	Bloomberg Reference Page
Subordinated Dated Tier 2 Notes
5.875% Notes due July 15, 2016(1)	90261XBY7	US90261XBY76	$930,600,000	+40 bps	0.625% U.S. Treasury due July 15, 2016	FIT3
7.375% Notes due June 15, 2017(2)	87083KAM4	US87083KAM45	$300,000,000	+90 bps	0.875% U.S. Treasury due November 30, 2017	FIT5
7.500 % Notes due July 15, 2025(2)	870836AC7	US870836AC77	$350,000,000	+180 bps	2.25% U.S. Treasury due November 15, 2025	FIT7
7.750 % Notes due September 1, 2026(2)	870845AC8	US870845AC84	$300,000,000	+180 bps	2.25% U.S. Treasury due November 15, 2025	FIT7
Senior Unsecured Notes
5.875 % Notes due December 20, 2017(1)	90261XEM0	US90261XEM02	$2,484,645,000	+65 bps	0.875% U.S. Treasury due November 30, 2017	FIT5
5.750 % Notes due April 25, 2018(1)	90261XFA5	US90261XFA54	$1,907,380,000	+55 bps	1.25% U.S. Treasury due November 15, 2018	FIT5
4.875 % Notes due August 4, 2020(1)	90261XGD8	US90261XGD84	$1,974,078,000	+65 bps	1.625% U.S. Treasury due November 30, 2020	FIT6
Covered Bonds
2.250 % Notes due March 30, 2017(3)	90349CAA2	US90349CAA27/XS0765656276	$2,000,000,000	+0 bps	0.50% U.S. Treasury due March 31, 2017	FIT4

(1)                   Issued by UBS AG acting through its Stamford Branch.

(2)                   Originally issued by Swiss Bank Corporation (currently, UBS AG) acting through its New York Branch.

(3)                   Issued by UBS AG acting through its London Branch.

Rationale for the Offers

The Offers are consistent with the Offeror’s proactive approach to optimizing its interest expense, while maintaining its strong liquidity, funding and capital position.

Concurrent Non-U.S. Tender Offers

Concurrently, the Offeror has today also invited holders of: (1) certain pounds sterling, euro and Italian lira denominated debt securities who are outside the United States to tender those securities for purchase by the Offeror (the “European  Offer”); and (2) certain Swiss franc denominated debt securities who are outside the United States to tender those securities for purchase  by the Offeror (the “Swiss  Offer”). The European Offer and the Swiss Offer are being made in certain countries outside the United States only. Only the Offers are being made pursuant to the Tender Offer Memorandum, which does not relate to the European Offer or the Swiss Offer.

Total Consideration

The “Total Consideration” for each $1,000 principal amount of each series of Securities validly tendered pursuant to Offers and accepted for purchase will be equal to (A) an amount that would reflect, as of the date of purchase, a yield to the maturity date of such series of Securities equal to the sum of (i) the Reference Yield for such series of Securities as calculated at the Price Determination Time, plus (ii) the Fixed Spread for such series of Securities, minus (B) Accrued Interest.

In addition to the payment of the Total Consideration each Holder whose Securities are validly tendered and accepted for purchase will also be paid Accrued Interest, which will be an amount (rounded to the nearest U.S.$0.01 with U.S.$0.005 being rounded upwards) equal to interest accrued and unpaid on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date.

Holders must validly tender and not withdraw their Securities on or prior to the Expiration Deadline in order to be eligible to receive the Total Consideration for their Securities. Securities tendered may be withdrawn at any time prior to the Expiration Deadline, but not thereafter.

Unless the Offers are extended, reopened or earlier terminated, payment of the Total Consideration to holders of Securities that are accepted for purchase is expected to be made on December 18, 2015 (the “Settlement Date”).

The Lead Dealer Manager will calculate the Reference Yield, the Repurchase Yield and the Total Consideration applicable to each series of the Securities, and its calculation will be final and binding, absent manifest error.

The “Reference Yield” will be calculated in accordance with standard market practice and will correspond to the bid-side price of the applicable Reference Treasury Security set forth on the cover page of the Tender Offer Memorandum at 9:00 a.m., New York City time, on December 15, 2015, unless extended.

The sum of the Reference Yield and the applicable Fixed Spread is referred to as the “Repurchase Yield” for such series of Securities. Specifically, the Total Consideration per U.S.$1,000 principal amount of each series of the Securities will equal (i) the present value per U.S.$1,000 principal amount of all remaining payments of principal and interest on such Securities to be made to (and including) the maturity date of such Notes, discounted to the Settlement Date in accordance with the formula set forth in Schedule A to the Tender Offer Memorandum, at a discount rate equal to the applicable Repurchase Yield, minus  (ii) Accrued Interest on the series of Securities per U.S.$1,000 principal amount of such Securities.

Following consummation of the Offers, the Securities that are accepted in the Offers will be purchased, retired and cancelled by the Offeror and no longer remain outstanding obligations of UBS AG acting through its Stamford Branch, through its New York Branch or through its London Branch, as applicable, or UBS AG.

Withdrawal Rights

Holders may withdraw validly tendered Securities at any time prior to the Withdrawal Date, but not afterwards.  If any of the Offers are terminated without any Securities being purchased pursuant to such offer, whether before or after the Expiration Deadline, the Offeror will promptly return the Securities tendered pursuant to such offer to the tendering Holder. Tendered Securities may only be withdrawn in authorized denominations and Securities that remain tendered must be in authorized denominations.

All Tender Instructions will be irrevocable after the Withdrawal Date (except in the limited circumstances described in the Tender Offer Memorandum).

Subject to applicable securities laws and the terms set forth in the Tender Offer Memorandum, the Offeror expressly reserves the right, with respect to any or all of the Securities, to (i) waive or modify in whole or in part any and all conditions to the Offers, (ii) extend the Withdrawal Date and/or the Expiration Deadline, (iii) modify or terminate the Offers or (iv) otherwise amend the Offers in any respect. In the event that the Offers are terminated or otherwise not completed, the Total Consideration will not be paid or become payable, without regard to whether Holders have validly tendered their Securities (in which case such tendered Securities will be promptly returned to the Holders).

Offers Period and Results

The Offers commenced today, December 4, 2015 and will end at the Expiration Deadline. If the Expiration Deadline is extended by the Offeror, an announcement to that effect will be made by or on behalf of the Offeror as described in the Tender Offer Memorandum  no later than 10:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Deadline.

The relevant deadline set by the relevant Clearing System or any intermediary for the submission of Tender Instructions may be earlier than this deadline.

The results of the Offers are expected to be announced on December 16, 2015. The Offeror will announce the aggregate principal amount of Securities accepted for purchase at the Settlement Date. Such information will be notified to Holders as described in the Tender Offer Memorandum and shall, absent manifest error, be final and binding on the Offeror and the Holders.

The Total Consideration and Accrued Interest for Securities validly tendered in the Offers and accepted for purchase will be paid to Holders on the Settlement Date. The Settlement Date will be promptly after the Expiration Date and is expected to be December 18, 2015.

The submission of a valid Tender Instruction will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

Announcements in connection with the Offers will be made (i) by the issue of a press release to widely disseminated financial news services that will also be furnished to the SEC on Form 6-K, (ii) through the relevant Reuters International Insider Screen, (iii) by the delivery of any required Stock Exchange Notices, and (iv) by the delivery of notices to the relevant Clearing System for communication to Direct Participants. Copies of all announcements, notices and press releases will be available from the Tender Agent, whose contact details are set out below. Delays may be experienced where notices are delivered to the relevant Clearing System and Holders are urged to contact the Tender Agent for the relevant announcements during the course of the Offers. In addition, Holders may contact the Lead Dealer Manager for information using the contact details set out below.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
December 4, 2015............................................

Commencement of the Offers

Offers announced. Notice provided through a press release on a widely disseminated news service prior to 10:00 a.m., New York City time, and furnished to the Securities and Exchange Commission (the “SEC”) under cover of Form 6-K prior to 12:00 noon, New York City time. Notice also delivered to the Luxembourg Stock Exchange, the London Stock Exchange and the SIX Swiss Exchange (each, a “Stock Exchange Notice”).

Tender Offer Memorandum available from the Tender Agent and at an Internet address contained in the launch press release.

December 15, 2015, 9:00 a.m., New York City time....................................................

Price Determination Time

The Lead Dealer Manager will calculate the Total Consideration in respect of each series of Securities accepted for purchase in the manner described in the Tender Offer Memorandum by reference to the applicable Fixed Spread specified on the front cover of this Tender Offer Memorandum. The Offeror will announce the Total Consideration in respect of each series of Securities as soon as reasonably practicable following the Price Determination Time.

December 15, 2015, 12:00 p.m., New York City time....................................................	Withdrawal Date Deadline for Holders to validly withdraw tenders of Securities.
December 15, 2015, 12:00 p.m., New York City time....................................................

Expiration Deadline

Deadline for receipt by the Tender Agent of all Tender Instructions in order for Holders to be able to participate in the Offers and to be eligible to receive the Total Consideration and any Accrued Interest on the Settlement Date.

December 16, 2015..........................................	Announcement of Final Results of the Offers The Offeror expects to announce the final aggregate principal amount of each series of Securities accepted for purchase.

December 18, 2015..........................................	Settlement Date Expected settlement date for Securities validly tendered and accepted by the Offeror. Payment of the Total Consideration and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, re-open, amend, and/or terminate the Offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.

Holders of Securities are advised to read carefully the Tender Offer Memorandum and the Notice of Guaranteed Delivery for full details of and information on the procedures for participating in the Offers.

Copies of the Tender Offer Memorandum and the Notice of Guaranteed Delivery are available at the following web address: http://www.lucid-is.com/ubs.

FURTHER INFORMATION

Lucid Issuer Services Limited has been appointed by the Offeror as tender agent (the “Tender Agent”) for the purposes of the Offers.

UBS Limited, an affiliate of the Offeror, has been appointed as lead dealer manager in connection with the Offers (the “Lead  Dealer Manager”).

Requests for information in relation to the Offers should be directed to:

LEAD DEALER MANAGER
UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom

In the United States: Toll Free: +1 888 719 4210 Collect: +1 203 719 4210 Email: andrew.cardamone@ubs.com/ andrew-w.lee@ubs.com Attention: Liability Management Group	Outside the United States: Tel: +1 203 719 8682 / +44 20 7568 4601 Email: mark-t.watkins@ubs.com/ torstein.berteig@ubs.com Attention: Liability Management Group

Requests for information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Offers should be directed to:
TENDER AGENT
Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Tel: +44 20 7704 0880 Email: ubs@lucid-is.com Attention: Paul Kamminga/Thomas Choquet

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum does not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended). Accordingly, this announcement, the Tender Offer Memorandum and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of this announcement, the Tender Offer Memorandum and such documents and/or materials as a financial promotion is only being directed at and made to (i) those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended)  (the “Order”), (ii) those persons who are existing members or creditors of the Offeror and other persons falling within Article 43 of the Order, (iii) persons who are outside the United Kingdom and (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). Any person in the United Kingdom who is not a Relevant Person should not act or rely on this announcement, the Tender Offer Memorandum or such documents and/or materials or any of their content. Any investment or investment activity to which this announcement, the Tender Offer Memorandum or such other documents or materials relate is available only to and will be engaged in only with Relevant Persons.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offers. The Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Belgium

Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Securities located in Italy can offer the Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis  its clients in connection with the Securities or the Offers.

Switzerland

Neither this announcement, the Tender Offer Memorandum nor any other offering or marketing material relating to the Securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offers.

Singapore

Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers has been or will be registered as a prospectus with the Monetary Authority of Singapore.  The Offers do not constitute a public tender offer for the purchase of Securities or a public offering of securities in Singapore pursuant to Section 273(1)(e) of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”).  Accordingly, the Offers are not being made, and the Tender Offer Memorandum and any other documents or materials relating to the Offers are not to be circulated or distributed, whether directly or indirectly, to persons located or resident in Singapore other than to (i) an institutional investor under Section 274 of the SFA, (ii) a relevant person as defined in Section 275(1) of the SFA, or to any person as referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The People’s Republic of China

This announcement and the Tender Offer Memorandum may not be circulated or distributed in or into the People’s Republic of China (the “PRC”) and the Offers may not be made, directly or indirectly, to any resident of the PRC except to the extent consistent with the applicable laws and regulations of the PRC.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of its affiliates, is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by the Dealer Managers or such affiliate (as the case may be) in such jurisdiction.

Each Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to the Offers from a Holder that is unable to make these representations may be rejected. Each of the Offeror, the Dealer Managers and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

This Form 6-K is hereby incorporated by reference into each of (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-204908) and (2) the registration statements of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements; and also into (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  December 4, 2015